SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number: 000-08835
(Check one)

| | Form 10-K and Form 10-KSB
| | Form 11-K
| | Form 20-F
|X| Form 10-Q and Form 10-QSB
| | Form N-SAR

         For the period ended December 31, 1997

| | Transition Report on Form 10-K and Form 10-KSB
| | Transition Report on Form 20-F
| | Transition  Report on Form 11-K
| | Transition  Report on Form 10-Q and Form 10-QSB
| | Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Taurus Entertainment Companies, Inc.

Former name if applicable:          Taurus Petroleum, Inc.

Address of principal
executive office:                   2106 Main Street, Suite 109

City, State and Zip Code:           Houston, Texas 77002


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                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Company has not been able to complete the unaudited financial statements required to be included in the Form 10-QSB in order for the Form 10-QSB to be filed in a timely manner. The Company has made several acqusitions of businesses and assets during the period to be reported which have increased the time and effort demands on the Company's management. The acquisitions have been reported in a Current Report on Form 8-K dated December 31, 1997 and filed on January 15, 1998.

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                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
               Eric Langan               (713)               650-0161
                  (Name)              (Area Code)       (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                  |X| YES          |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  |X| YES          |  | No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation for Form 12b-25 Part IV Item (3): The Company anticipates that its results of operations for the quarter ended December 31, 1997 will reflect revenue from operations. The revenue from operations reflects the Company's revenues related to the businesses and assets acquired during the quarter to be reported. The results cannot be reasonably estimated because the Company has not been able to complete the unaudited financial statements required to be included in the Form 10-QSB, and therefore the Company at this time has no reasonable basis for making an estimate of the results.


Exhibits

None.


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                      Taurus Entertainment Companies, Inc.
                   -------------------------------------------
                   (Name of Registrant as Specified in Charter


         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     February 17, 1998            By /s/  Eric Langan
                                             ----------------------------------
                                              Eric Langan
                                              Chairman of the Board, President,
                                              and Chief Accounting Officer




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